MYREXIS, INC.
c/o Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, NY 10020

July 12, 2013

Division of Corporation Finance
U.S. Securities & Exchange Commission
Mail Stop 4720, 100 F St. NE
Washington, DC 20549
Attention: Johnny Gharib

Re:           Myrexis, Inc. (the “Company”) Request for Withdrawal of Form S-3/A

Dear Mr. Gharib:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company respectfully requests withdrawal of its post-effective amendment deregistering securities that was inadvertently filed on Form S-3/A by the Company with the Commission on July 2, 2013 (Accession number: 0000921895-13-001342).  No securities were sold in connection with this filing.  The Company re-filed its post-effective amendment under submission type POS AM (File No. 333-170495) on July 11, 2013.

MYREXIS, INC.

By:	/s/ Jonathan M. Couchman
	Name:	Jonathan M. Couchman
	Title:	President and Chief Executive Officer